UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 11, 2023 (May 10, 2023)

Mr. Cooper Group Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-14667	91-1653725
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8950 Cypress Waters Blvd.
Coppell, TX 75019
(Address of Principal Executive Offices, and Zip Code)

469-549-2000
Registrant’s Telephone Number, Including Area Code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☒	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	COOP	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On May 10, 2023, Mr. Cooper Group Inc., a Delaware corporation (the “Company”) and Heisman Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (”Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Home Point Capital Inc., a Delaware corporation (“Home Point”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, the Company has agreed to cause Acquisition Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0000000072 per share, of Home Point (the “Shares”), other than certain excluded shares, for $2.33 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), and subject to any required withholding, upon the terms and subject to the conditions of the Merger Agreement.

The Offer will initially remain open for a minimum of 21 business days from the date of commencement of the Offer. If at the scheduled expiration time of the Offer any condition to the Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by the Company or Acquisition Sub (to the extent waivable), Acquisition Sub may, in its discretion, and the Company may cause Acquisition Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. In addition, if at any scheduled expiration time of the Offer certain regulatory approvals have not been obtained, Acquisition Sub will extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Acquisition Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, (i) there being validly tendered and not validly withdrawn a number of Shares that, considered together with all other Shares (if any) beneficially owned by the Company and its affiliates, represent at least one more Share than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer and the Shares that Home Point would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or other convertible securities outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (ii) any waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or otherwise been terminated, (iii) certain other regulatory approvals being obtained and regulatory notices having been delivered, (iv) the absence of any law or order by any governmental authority of competent jurisdiction prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Offer or the Merger, (v) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”), and (vi) other customary conditions set forth in Exhibit A to the Merger Agreement. The Minimum Condition and the Termination Condition may not be waived by the Company or Acquisition Sub. In connection with the transactions contemplated by the Merger Agreement and as a condition to the expiration of the Offer, a subsidiary of Home Point will sell certain mortgage servicing rights to a subsidiary of the Company two business days prior to the expiration date of the Offer.

Following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Acquisition Sub will be merged with and into Home Point (the “Merger”), with Home Point surviving the Merger as a wholly owned subsidiary of the Company in accordance with the DGCL. At the effective time of the Merger (the “Effective Time”), each Share that is not (i) validly tendered and irrevocably accepted for purchase pursuant to the Offer, (ii) held by a stockholder who is entitled to, and has properly exercised and perfected their demand for, appraisal rights under Section 262 of the DGCL, or (iii) held by the Company, Acquisition Sub, or any other direct or indirect wholly owned subsidiary of the Company, will be thereupon converted into the right to receive the Offer Price (the “Merger Consideration”), on the terms and subject to the conditions set forth in the Merger Agreement.

In addition, at the Effective Time, (i) each vested stock option or unvested stock option subject solely to time-based vesting conditions that is outstanding immediately prior to the Effective Time will become fully vested and be converted into the right to receive a cash payment equal to the product of (A) the excess (if any) of the Offer Price over the applicable per Share exercise price and (B) the number of Shares subject to such stock option, (ii) each unvested stock option subject to performance-based vesting conditions that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a cash payment equal to the product of (A) the excess (if any) of the Offer Price over the applicable per Share exercise price and (B) the number of Shares subject to such stock option (with such number, if any, determined in accordance with the terms of the applicable equity plan and award agreement); (iii) each restricted stock unit that is outstanding immediately prior to the Effective Time will become fully vested and be converted into the right to receive a cash payment equal to the product of the Offer Price and the number of Shares subject to such restricted stock unit; and (iv) each performance stock unit that is outstanding immediately prior to the Effective Time will be converted into the right to receive a cash payment equal to the product of the Offer Price and the number of Shares subject to such performance stock unit (with such number determined in accordance with the terms of the applicable equity plan and award agreement).

The Merger Agreement includes representations, warranties and covenants of Home Point, the Company and Acquisition Sub customary for a transaction of this nature. Home Point will also use reasonable best efforts to conduct its business in the ordinary course of business prior to the Effective Time.

Home Point has agreed to “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, Home Point may, under certain circumstances, provide information to and participate in discussions or negotiations with third parties with respect to a bona fide written alternative acquisition proposal that the Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).  If the Board receives a competing proposal and determines that such proposal constitutes a Superior Proposal, the Board may change its recommendation to the Company’s stockholders.

The Merger Agreement also contains termination provisions for both Home Point and the Company, including termination if the Offer has not been consummated by May 10, 2024, if the transactions contemplated by the Merger Agreement are permanently prohibited pursuant to law or order or by one party if the other party breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, subject to certain materiality thresholds. Under certain circumstances in which the Merger Agreement is terminated, Home Point will pay the Company a termination fee of approximately $9.7 million. The parties to the Merger Agreement are also entitled to specifically enforce the terms and provisions of the Merger Agreement..

The foregoing description of the Merger Agreement and the transactions contemplated thereby as set forth in this Item 1.01 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms and is not intended to provide any factual information about the Company, Home Point or Acquisition Sub. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by the Company’s stockholders or other security holders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Company’s stockholders or other security holders. The Company’s stockholders or other security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or circumstances of the Company, Home Point or Acquisition Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Home Point’s public disclosures.

Tender and Support Agreement

On May 10, 2023, in connection with the execution and delivery of the Merger Agreement, Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P. and Trident VI Professionals Fund, L.P., each in its individual capacity as a stockholder of Home Point (collectively, the “Principal Stockholders”), entered into a tender and support agreement (the “Tender and Support Agreement”) with the Company and Home Point, pursuant to which the each Principal Stockholder agreed, among other things, (i) to tender all of its Shares to Acquisition Sub in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire Home Point and in favor of the adoption of the Merger Agreement and (iii) to certain other restrictions on its ability to take actions with respect to Home Point and its Shares. The Principal Stockholders beneficially own approximately 92% of the outstanding Shares as of May 10, 2023.

The Tender and Support Agreement has been included to provide information regarding its terms.  It is not intended to modify or supplement any factual disclosures about the Principal Stockholders, the Company, Home Point or Acquisition Sub in any public reports filed with the U.S. Securities and Exchange Commission (the “SEC”) by the the Company, Home Point or Acquisition Sub.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Item 8.01.	Other Events.

On May 10, 2023, Nationstar Mortgage LLC, a Delaware limited liability company and the Company’s operating subsidiary (“MSR Purchaser”), and, solely for the purposes set forth therein, the Company, entered into an Agreement for the Bulk Purchase and Sale of Mortgage Servicing Rights (the “MSR Purchase Agreement”) with Home Point Financial Corporation, a New Jersey corporation and a wholly owned subsidiary of Home Point (“MSR Seller”).  Pursuant to the MSR Purchase Agreement, and upon the terms and subject to the conditions therein, MSR Seller has agreed to sell, and MSR Purchaser has agreed to purchase, certain mortgage servicing rights held by MSR Seller two business days prior to the expiration date of the Offer (the “MSR Purchase”).

The MSR Purchase Agreement includes representations, warranties and covenants of the MSR Seller and MSR Purchaser customary for a transaction of this nature.

Cautions Regarding Forward Looking Statements

Certain statements contained in this Current Report on Form 8-K are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.  Such forward-looking statements are often identified by words such as “anticipate,” “approximate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “outlook,” “plan,” “project,” “potential,” “should,” “would,” “will” and other similar words or expressions.  Risks that may cause these forward-looking statements to be inaccurate include, without limitation: the possibility that regulatory and other approvals and conditions to the transactions contemplated by the Merger Agreement (the “proposed transactions”) are not received or satisfied on a timely basis or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that the Company may not fully realize the projected benefits of the proposed transactions; the possibility that the Company and Home Point will not be integrated successfully; changes in the anticipated timing for closing the proposed transactions; business disruption during the pendency of or following the proposed transactions; diversion of management time from ongoing business operations due to the proposed transactions; the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of the Company’s common stock; the risk that the proposed transactions and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders and other business relationships and on its operating results and business generally; the risk of any unexpected costs or expenses resulting from the proposed transactions; and the risk of litigation and/or regulatory actions related to the proposed transactions.  In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business, including those more fully described in the Company’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2022 and subsequent quarterly reports on Form 10-Q.  The forward-looking statements in this document speak only as of this date.  The Company undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this Current Report on Form 8-K has not yet commenced. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Company, Home Point, or Acquisition Sub will file with the SEC. The solicitation and offer to buy Home Point stock will only be made pursuant to an Offer to Purchase and related tender offer materials that the Company intends to file with the SEC. At the time the tender offer is commenced, the Company and Acquisition Sub will file a Tender Offer Statement on Schedule TO and thereafter Home Point will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

HOME POINT’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOME POINT SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING WITH RESPECT TO THE TENDER OFFER, OR, IF APPLICABLE, VOTING ON THE TRANSACTION.

The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Home Point at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Home Point. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.investors.mrcoopergroup.com or upon written request to Mr. Cooper, at 8950 Cypress Waters Boulevard, Coppell, Texas 75019, Attention: Corporate Secretary. Copies of the documents filed with the SEC by Home Point will be available free of charge on Home Point’s website at www.investors.homepoint.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, and if applicable, the proxy statement, the Company and Home Point each file annual, quarterly and current reports, proxy statements and other information with the SEC. The Company and Home Point’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following materials are attached as exhibits to this Current Report on Form 8-K:

Exhibit
Number	Description
2.1*	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Mr. Cooper Group Inc., Home Point Capital Inc. and Heisman Merger Sub, Inc.
99.1	Tender and Support Agreement, dated as of May 10, 2023, by and among Mr. Cooper Group Inc., Home Point Capital Inc. and certain stockholders of Home Point Capital Inc.
104	The cover page from this Current Report on Form 8-K formatted in Inline XBRL (included as Exhibit 101)

*            Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mr. Cooper Group Inc.

Date: May 10, 2023	By:	/s/ Kurt Johnson
Kurt Johnson
Executive Vice President, Chief Financial Officer